SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d)

AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 2)*

Zillow, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

98954A107

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Exhibit Index on Page 13

CUSIP # 98954A107	Page 2 of 13

1	NAME OF REPORTING PERSONS TCV V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 982,001 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 982,001 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 982,001 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%
12	TYPE OF REPORTING PERSON* PN

(A)	Please see Item 4.

CUSIP # 98954A107	Page 3 of 13

1	NAME OF REPORTING PERSONS TCV Member Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 18,890 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 18,890 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,890 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

(A)	Please see Item 4.

CUSIP # 98954A107	Page 4 of 13

1	NAME OF REPORTING PERSONS Technology Crossover Management V, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,000,891 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER -0- shares of Class A Common Stock
	7	SOLE DISPOSITIVE POWER 1,000,891 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER -0- shares of Class A Common Stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,891 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%
12	TYPE OF REPORTING PERSON* OO

(A)	Please see Item 4.

CUSIP # 98954A107	Page 5 of 13

1	NAME OF REPORTING PERSONS Jay C. Hoag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 23,631 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER 1,000,891 shares of Class A Common Stock (A)
	7	SOLE DISPOSITIVE POWER 23,631 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER 1,000,891 shares of Class A Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,024,522 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%
12	TYPE OF REPORTING PERSON* IN

(A)	Please see Item 4.

CUSIP # 98954A107	Page 6 of 13

1	NAME OF REPORTING PERSONS Richard H. Kimball
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,481 shares of Class A Common Stock (A)
	6	SHARED VOTING POWER 1,000,891 shares of Class A Common Stock (A)
	7	SOLE DISPOSITIVE POWER 4,481 shares of Class A Common Stock (A)
	8	SHARED DISPOSITIVE POWER 1,000,891 shares of Class A Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,005,372 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%
12	TYPE OF REPORTING PERSON* IN

(A)	Please see Item 4.

CUSIP # 98954A107	Page 7 of 13

1	NAME OF REPORTING PERSONS John L. Drew
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Class A Common Stock
	6	SHARED VOTING POWER 1,000,891 shares of Class A Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 1,000,891 shares of Class A Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,891 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%
12	TYPE OF REPORTING PERSON* IN

(A)	Please see Item 4.

CUSIP # 98954A107	Page 8 of 13

1	NAME OF REPORTING PERSONS Jon Q. Reynolds, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0- shares of Class A Common Stock
	6	SHARED VOTING POWER 1,000,891 shares of Class A Common Stock (A)
	7	SOLE DISPOSITIVE POWER -0- shares of Class A Common Stock
	8	SHARED DISPOSITIVE POWER 1,000,891 shares of Class A Common Stock (A)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,891 shares of Class A Common Stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%
12	TYPE OF REPORTING PERSON* IN

(A)	Please see Item 4.

CUSIP # 98954A107	Page 9 of 13

This Amendment No. 2 amends the Statement on Schedule 13G previously filed by (1) TCV V, L.P., a Delaware limited partnership (“TCV V”), (2) TCV Member Fund, L.P., a Cayman Islands exempted limited partnership (“Member Fund” and, together with TCV V, the “TCV Funds”), (3) Technology Crossover Management V, L.L.C., a Delaware limited liability company (“TCM V” and together with the TCV Funds, the “TCV Entities”), (4) Jay C. Hoag (“Mr. Hoag”), (5) Richard H. Kimball (“Mr. Kimball”), (6) John L. Drew (“Mr. Drew”) and (7) Jon Q. Reynolds, Jr. (“Mr. Reynolds”). Mr. Hoag, Mr. Kimball, Mr. Drew and Mr. Reynolds are collectively referred to as the “Members.” The TCV Entities and the Members are sometimes collectively referred to herein as the “Reporting Persons.” Only those items as to which there has been a change are included in this Amendment No. 2.

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Class A Common Stock of the Issuer by the persons filing this Statement is provided as of December 31, 2013:

Name of Reporting Person	(a) Amount beneficially owned		(b) Percent of Class*	(c) Number of shares as to which person has:
				Sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of	Shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of
TCV V, L.P.	982,001		3.0%	982,001	—
TCV Member Fund, L.P.	18,890		0.1%	18,890	—
Technology Crossover Management V, L.L.C.	1,000,891		3.1%	1,000,891	—
Jay C. Hoag	1,024,522	**	3.1%	23,631	1,000,891
Richard H. Kimball	1,005,372	***	3.1%	4,481	1,000,891
John L. Drew	1,000,891		3.1%	—	1,000,891
Jon Q. Reynolds, Jr.	1,000,891		3.1%	—	1,000,891

*	All percentages in this table are based on 32,787,012 shares of Class A Common Stock outstanding on October 30, 2013, as reported on Zillow, Inc.’s Form 10-Q for the quarterly period ended September 30, 2013.
**	Of which 6,611 shares are held by the Hoag Family Trust U/A Dtd 8/2/94, 1,881 shares are held by Hamilton Investments Limited Partnership and 15,139 are options to purchase shares of Class A Common Stock that are exercisable within 60 days of December 31, 2013. Mr. Hoag is a trustee of the Hoag Family Trust U/A Dtd 8/2/94, the sole general partner and a limited partner of Hamilton Investments Limited Partnership and may be deemed to beneficially own certain securities held by such entities. Mr. Hoag disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. Mr. Hoag has sole dispositive power over the stock options and the underlying shares of Class A Common Stock. However, TCV Management 2004, L.L.C. (“TCM 2004”) owns 100% of the pecuniary interest therein. The Members are members of TCM 2004, but each disclaims beneficial ownership of such shares except to the extent of their respective pecuniary interest therein.
***	Of which 4,481 shares are held by the Richard and Kathryn Kimball Family Trust UTA dated 2/23/94. Mr. Kimball is a trustee of the Richard and Kathryn Kimball Family Trust UTA dated 2/23/94 and may be deemed to beneficially own certain securities held by such entities. Mr. Kimball disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

Each of the TCV Funds has the sole power to dispose or direct the disposition of the shares which it holds directly, and has the sole power to vote or direct the vote of such shares.

TCM V is the sole general partner of TCV V and a general partner of Member Fund and may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by TCV V and Member Fund. TCM V disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. The Members are Class A Members of TCM V and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by TCV V and Member Fund. Each of the Members and TCM V disclaim beneficial ownership of such shares except to the extent of their respective pecuniary interest therein.

CUSIP # 98954A107	Page 10 of 13

The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Company but do not affirm the existence of any such group.

Except as set forth in this Item 4, each of the Reporting Persons disclaims beneficial ownership of any shares owned beneficially or of record by any other Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

☒ Yes

CUSIP # 98954A107	Page 11 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

TCV V, L.P. a Delaware limited partnership,
Technology Crossover Management V, L.L.C. a Delaware limited liability company, its General Partner
By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory
TCV MEMBER FUND, L.P. a Cayman Islands exempted limited partnership,
Technology Crossover Management V, L.L.C. a Delaware limited liability company, its General Partner
By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory
TECHNOLOGY CROSSOVER MANAGEMENT V, L.L.C. a Delaware limited liability company
By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Authorized Signatory
JAY C. HOAG
By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

CUSIP # 98954A107	Page 12 of 13

RICHARD H. KIMBALL
By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact
JOHN L. DREW
By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact
JON Q. REYNOLDS, JR.
By:	/s/ Frederic D. Fenton
Name:	Frederic D. Fenton
Title:	Attorney in Fact

CUSIP # 98954A107	Page 13 of 13

EXHIBIT INDEX

Exhibit

Exhibit 1: Agreement of Joint Filing.

Exhibit 2 Statement Appointing Designated Filer and Authorized Signatories dated July 10, 2009 (incorporated by reference from Exhibit 2 to Schedule 13D relating to the Common Stock of Interactive Brokers Group, Inc. filed on July 10, 2009)